1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

Great Basin Gold Provides Tranter Update

March 14, 2012, Vancouver, BC – Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) in order provide additional clarification with regards to its Black Economic Empowerment partner, Tranter Burnstone (Pty) Ltd. (“Tranter”), which is owned by historically disadvantaged South Africans (“HDSA”), has been notified that Tranter is currently in default of the requirements of their loan agreement with Investec Bank Ltd (“Investec”) under which it borrowed ZAR 200 million ($27 million) to partly fund the purchase of 19,938,650 treasury common shares in Great Basin Gold in 2007.

The default is due to an approximate ZAR 45 million ($6 million) unfunded cash margin call as a consequence of the decline in the value of the Great Basin Gold shares serving as collateral for the loan. Of the Company’s existing guarantee of R140 million ($19 million), ZAR 14 million ($1.82 million) remains available to meet the unfunded cash margin.

The Company is seeking, through ongoing discussions with Investec and Tranter, to assist Tranter to remedy their default position and meet their future loan obligations. Whilst the outcome of the discussions is uncertain, the Company does not expect the outcome of these discussions to affect its current compliance with the Mining Charter or near term cash flow.

For additional details on Great Basin Gold and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	+27 (0)11 301-1800
Michael Curlook in North America	+1 888 633-9332
Barbara Cano at Breakstone Group in the USA	+1 (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address financing events or technical developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include negotiations in respect of restructuring the Tranter Loan, financial market conditions, metals prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.